EXHIBIT 12.1
DEX MEDIA, INC.
RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)	Predecessor		Dex Media
	Year Ended	Period from	Period from
	December	January 1 to	November 9 to
	31,	November 8,	December 31,	Year Ended December 31,
	2001	2002	2002	2003	2004	2005
Earnings (loss) before income taxes	$268,847	$263,722	$(46,983)	$(122,765)	$(82,249)	$79,559
Interest expense	112,944	87,165	27,866	277,626	505,470	446,357
Interest factor on rentals (a)	3,063	1,502	476	3,276	4,503	6,802

Earnings available for fixed charges	$384,854	$352,389	$(18,641)	$158,137	$427,724	$532,718
Interest expense	$112,944	$87,165	$27,866	$277,626	$505,470	$446,357
Interest factor on rentals (a)	3,063	1,502	476	3,276	4,503	6,802
Preferred stock dividend requirements	—	—	1,612	14,061	6,548	—

Fixed charges	$116,007	$88,667	$29,954	$294,963	$516,521	$453,159

Ratio of earnings to fixed charges	3.3x	4.0x	—	—	—	1.2x
The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, earnings include pre-tax income from continuing operations and fixed charges include interest, whether expensed or capitalized, and an estimate of interest within rental expense. For the period from November 9 to December 31, 2002 and the years ended December 31, 2003 and 2004, earnings were inadequate to cover fixed charges. The deficiencies for those periods were $48.6 million, $136.8 million and $88.8 million, respectively.
(a) The Company uses one-third of rental expense as an estimation of the interest factor on its rental expense.